

February 19, 2014

<u>Via E-mail</u>
Luis Leung
Chief Executive Officer and Principal Financial Officer
Vision Dynamics Corporation
1462 Erie Boulevard
Schenectady, NY 12305

   Re: **Vision Dynamics Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2012
      Filed April 16, 2013
      File No. 0-52982

Dear Mr. Leung:

   We issued comments to you on the above captioned filing on December 16, 2013 and reissued them again January 7, 2014**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 5, 2014.

   If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have any questions.

           Sincerely,

           /s/ William H. Thompson

           William H. Thompson
           Accounting Branch Chief